

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2012

Via E-mail
Mr. Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
3508 Washington Road
McMurray, Pennsylvania 15317

Re: **Shepherd's Finance, LLC**
             Amendment No.1 to the Registration Statement on Form S-1
             Filed June 15, 2012
             File No. 333- 181360

Dear Mr. Wallach:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise on Form S-11. See General Instruction A to the Form.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to provide the following additional disclosures:

   • describe how and when a company may lose emerging growth company status;

   • a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • your election under Section 107(b) of the Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Risk Factors, page 14

3. We note your response to comment 8. As we requested, please revise your third risk factor on page 19 to identify and quantify particular market conditions affecting the market for residential properties in your specific market in Pittsburgh area rather than identifying generic conditions that "could" affect local housing markets.

Use of Proceeds, page 26

4. We note your response to comment 9. As we requested, please revise this section to comply with Item 504 including, but not limited to, the following:
   - disclose the "approximate amount intended to be used for each such purpose" or state otherwise as required by Item 504;
   - disclose the interest rate and maturity of indebtedness that you intend to discharge as required by Instruction 4; and
   - disclose the information required by Instruction 3 regarding your need for other funds.

Reports to Security Holders, page 39

5. Please clarify whether you intend to deliver reports to security holders if you are not required to pursuant to Section 15(d) of the 1934 Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William J. Schroeder at (202) 551-3294 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551- 3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief